UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 28, 2025

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In the Matter of

Robin Energy Ltd.
223 Christodoulou Chatzipavlou St.
Hawaii Royal Gardens
3036 Limassol, Cyprus

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-42543

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Robin Energy Ltd. has filed with the Commission and the Nasdaq Stock Market LLC an application to register its Common Shares, including associated Preferred Share Purchase Rights under the Shareholder Protection Rights Agreement, on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Robin Energy Ltd. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the Nasdaq Stock Market LLC shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief